SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C. 20549

                      FORM 11-K

(Mark One)

  [ X ]       ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE
              REQUIRED]

              For the fiscal year ended:  July 31, 1994

                         OR

  [   ]       TRANSITION REPORT PURSUANT TO SECTION
              15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
              [NO FEE REQUIRED]

              For the transition period from _____  to _____


           Commission file number:  1-4423

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

               HEWLETT-PACKARD COMPANY
        TAX SAVING CAPITAL ACCUMULATION PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               HEWLETT-PACKARD COMPANY
                 3000 Hanover Street
                 Palo Alto, CA 94304

                REQUIRED INFORMATION


Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Index to Financial Statements


                                                            Page

Report of Independent Accountants                             1

Financial Statements
Statement of Net Assets Available for Benefits
    at July 31, 1994 and 1993                                 2


Statement of Changes in Net Assets Available for
    Benefits for the Years Ended July 31, 1994 and 1993       3

Statement of Net Assets Available for Benefits
    with Fund Information at July 31, 1994 and 1993          4-5

Statement of Changes in Net Assets Available for Benefits
    with Fund Information for the Years Ended July 31,
    1994 and 1993                                            6-7

Notes to Financial Statements                                8-12


Additional Information
Schedule I  -      Assets Held for Investment at
                   July 31, 1994                             13

Schedule II -      Transactions Occurring During the Year
                   Ended July 31, 1994 Which Were in
                   Excess of 5% of the Current Value of
                   Plan Assets as of the Beginning
                   of the Year (August 1, 1993).             14

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b)  Exhibits:

     1.  Hewlett-Packard Company Tax Saving
         Capital Accumulation Plan, as Amended and
         Restated Effective November 1, 1988,
         which was filed as Exhibit 4A to
         Registrant's Post-Effective Amendment No.
         3 to Form S-8 Registration Statement No.
         2-92331, and which is incorporated herein by reference.

     2.  Description of Tax Saving Capital
         Accumulation Plan included in the 1994
         Edition of "Your Hewlett-Packard Benefits
         Summary" booklet which is distributed to employees of Hewlett-Packard Company and its U.S. subsidiaries.

     3.  Consent of Independent Accountants.

                     SIGNATURES

          The Plan.     Pursuant to the requirements of
     the Securities Exchange Act of 1934, the trustees
     (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                       HEWLETT-PACKARD COMPANY
                       TAX SAVING CAPITAL ACCUMULATION PLAN





                       /s/ Ann O. Baskins
                       ------------------
                       Ann O. Baskins
                       Assistant Secretary and
                         Managing Counsel,
                       Hewlett-Packard Company, Plan Administrator

Date:  December 21, 1994


                     Report of Independent Accountants


September 30, 1994


To the Participants and Administrator of the Hewlett-Packard Company Tax Saving
 Capital Accumulation Plan


In our opinion, the accompanying statements of net assets available for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hewlett-Packard Company Tax Saving Capital Accumulation
Plan (the Plan) at July 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974. The Fund Information in the statement of net assets and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP
San Francisco, California

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Statement of Net Assets Available for Benefits
(In thousands)

                                                                 July 31,
                                                              1994      1993



Assets:
 Investments at fair value:
  Hewlett-Packard Company Common Stock
    (Cost: $224,457 and $209,316 at July 31, 1994
    and July 31, 1993, respectively)                      $  312,370   $  300,524
  Fidelity Contrafund
    (Cost: $75,703 at July 31, 1994)                          71,427
  Fidelity Magellan Fund
    (Cost: $601,199 and $445,231 at July 31, 1994
     and July 31, 1993, respectively)                        583,716      471,609
  Fidelity Growth & Income Portfolio
    (Cost: $33,925 at July 31, 1994)                          33,796
  Fidelity U.S. Equity Index Portfolio
    (Cost: $48,640 and $40,530 at July 31, 1994
     and July 31, 1993, respectively)                         50,202       42,800
  Fidelity Intermediate Bond Fund
    (Cost: $51,680 and $45,889 at July 31, 1994
     and July 31, 1993, respectively)                         49,421       47,274
  Fidelity Retirement Money Market Portfolio
    (Cost: $145,548 and $131,780 at July 31, 1994
     and July 31, 1993, respectively)                        145,548      131,780
  Fidelity Institutional Cash Portfolio Money Market
    (Cost: $23,873 at July 31, 1993)                                       23,873
  Fidelity U.S. Government Reserves Portfolio
    (Cost: $2,416 and $4,008 at July 31, 1994
     and July 31, 1993, respectively)                          2,416        4,008
  Loans receivable from participants                          64,763       57,087
                                                          ----------   ----------


    Total assets held for investment                       1,313,659    1,078,955

 Receivables:
  Receivable from Hewlett-Packard Company                     29,642       15,664
  Due from brokers for securities sold                           657          537
  Miscellaneous receivables                                       14          892
                                                          ----------   ----------


    Total assets                                           1,343,972    1,096,048
                                                          ----------   ----------


Liabilities:
 Miscellaneous payables                                          782          935
 Administrative expenses payable                                 225          174
                                                          ----------   ----------


    Total liabilities                                          1,007        1,109
                                                          ----------   ----------


     Net assets available for benefits                    $1,342,965   $1,094,939
                                                          ==========   ==========


         The accompanying notes are an integral part of these financial statements.

                                       -2-

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)

                                                           For the year ended
                                                                July 31,
                                                             1994      1993


 Contributions:
  Employees                                               $  139,764   $   96,853
  Company                                                     59,516       29,483
  Noncash                                                     31,426       28,372

 Investment income:
  Net appreciation in fair value
  of investments:
    Hewlett-Packard Company Common Stock                      27,900          102
  Net investment gain (loss) from registered
  investment companies:
    Fidelity Contrafund                                       (2,050)
    Fidelity Magellan Fund                                    15,127       79,232
    Fidelity Growth & Income Portfolio                           391
    Fidelity U.S. Equity Index Portfolio                       2,296        2,690
    Fidelity Intermediate Bond Fund                              365        3,947
  Loan interest income                                         4,247        3,907
  Interest income                                              4,643        3,993
  Dividend income                                              4,204        3,681

 Transfer from merged plans                                    3,560       21,502
                                                          ----------   ----------


    Total additions                                          291,389      273,762

 Benefits paid to participants                                40,861       48,881
 Loans deemed repaid due to termination                        1,578        2,117
 Administrative expenses                                         924          900
                                                          ----------   ----------


    Total deductions                                          43,363       51,898

     Net additions                                           248,026      221,864

 Net assets available for benefits:

    Beginning of year                                      1,094,939      873,075
                                                          ----------   ----------


    End of year                                           $1,342,965   $1,094,939
                                                          ==========   ==========


         The accompanying notes are an integral part of these financial statements.

                                       -3-

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Statement of Net Assets Available for Benefits with Fund Information
July 31, 1994
(In thousands)


                                                                         Growth &   Equity           Money
                                          Stock    Contrafund Magellan    Income    Index     Bond   Market   Loan       Total


Assets:
  Investments at fair value:
    Hewlett-Packard Company
      Common Stock                        $312,370                                                                      $  312,370
    Fidelity Contrafund                             $71,427                                                                 71,427
    Fidelity Magellan Fund                                    $583,716                                                     583,716
    Fidelity Growth & Income
      Portfolio                                                          $33,796                                            33,796
    Fidelity U.S. Equity Index
      Portfolio                                                                  $50,202                                    50,202
    Fidelity Intermediate Bond Fund                                                        $49,421                          49,421
    Fidelity Retirement Money Market
      Portfolio                                                                                      $145,548              145,548
    Fidelity U.S. Government Reserves
      Portfolio                              2,416                                                                           2,416
    Loans receivable from participants                                                                         $64,763      64,763
                                          --------  -------   --------  -------   -------  -------   --------  -------  ----------


    Total assets held for investment       314,786   71,427    583,716   33,796    50,202   49,421    145,548   64,763   1,313,659


Receivables:
  Receivable from Hewlett-Packard
    Company                                  4,966    3,011     14,301    1,398     1,510    1,317      3,139               29,642
  Due from brokers for securities sold         657                                                                             657
  Miscellaneous receivables                     14                                                                              14
                                          --------  -------   --------  -------   -------  -------   --------  -------  ----------



    Total assets                           320,423   74,438    598,017   35,194    51,712   50,738    148,687   64,763   1,343,972
                                          --------  -------   --------  -------   -------  -------   --------  -------  ----------


Liabilities:
  Miscellaneous payables                       782                                                                             782
  Administrative expenses payable               31        2         76       12        14       21         69                  225
                                          --------  -------   --------  -------   -------  -------   --------  -------  ----------


    Total liabilities                          813        2         76       12        14       21         69                1,007
                                          --------  -------   --------  -------   -------  -------   --------  -------  ----------


    Net assets available for benefits     $319,610  $74,436   $597,941  $35,182   $51,698  $50,717   $148,618  $64,763  $1,342,965
                                          ========  =======   ========  =======   =======  =======   ========  =======  ==========

         The accompanying notes are an integral part of these financial statements.

                                       -4-

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Statement of Net Assets Available for Benefits with Fund Information
July 31, 1993
(In thousands)


                                           Stock       Magellan     Equity Index    Bond      Money Market       Loan        Total



Assets:
 Investments at fair value:
  Hewlett-Packard Company
   Common Stock                            $300,524                                                                       $  300,524
  Fidelity Magellan Fund                               $471,609                                                              471,609
  Fidelity U.S. Equity Index Portfolio                              $42,800                                                   42,800
  Fidelity Intermediate Bond Fund                                                 $47,274                                     47,274
  Fidelity Retirement Money
   Market Portfolio                                                                              $131,780                    131,780
  Fidelity Institutional Cash
   Portfolio Money Market                    23,873                                                                           23,873
  Fidelity U.S. Government
   Reserves Portfolio                         4,008                                                                            4,008
  Loans receivable from participants                                                                           $57,087        57,087
                                           --------   --------      -------       -------        --------     -------     ----------


  Total assets held for investment          328,405    471,609       42,800        47,274         131,780       57,087     1,078,955

 Receivables:
  Receivable from Hewlett-
    Packard Company                           3,464      7,978        1,059           925           2,238                     15,664
  Due from brokers for securities sold          537                                                                              537
  Miscellaneous receivables                     892                                                                              892
 Fund transfer to be made                   (18,859)    12,175        1,671         1,432           3,581                          0
                                           --------   --------      -------       -------        --------     -------     ----------

    Total assets                            314,439    491,762       45,530        49,631         137,599       57,087     1,096,048
                                           --------   --------      -------       -------        --------     -------     ----------


Liabilities:
 Miscellaneous payables                         935                                                                              935
 Administrative expenses payable                 35         54            8            14              63                        174
                                           --------   --------      -------       -------        --------     -------     ----------


    Total liabilities                           970         54            8            14              63                      1,109
                                           --------   --------      -------       -------        --------     -------     ----------


     Net assets available
       for benefits                        $313,469   $491,708      $45,522       $49,617        $137,536     $57,087     $1,094,939
                                           ========   ========      =======       =======        ========     =======     ==========


         The accompanying notes are an integral part of these financial statements.

                                       -5-

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information
For the Year Ended July 31, 1994
(In thousands)


                                                                      Growth &   Equity               Money
                                          Stock  Contrafund  Magellan  Income     Index      Bond     Market    Loan      Total



Contributions:
  Employees                              $  5,329  $11,691   $74,837   $ 5,529   $ 9,087   $ 7,956   $ 25,231  $   104   $  139,764
  Company                                            6,024    35,395     2,816     3,933     3,518      7,830                59,516
  Noncash                                  31,426                                                                            31,426

Investment income:
  Net appreciation in fair value
   of investments:
    Hewlett-Packard Company
     Common Stock                          27,900                                                                            27,900
  Net investment gain (loss) from
   registered investment companies:
    Fidelity Contrafund                             (2,050)                                                                  (2,050)
    Fidelity Magellan Fund                                      15,127                                                       15,127
    Fidelity Growth & Income
     Portfolio                                                             391                                                  391
    Fidelity U.S. Equity Index
     Portfolio                                                                     2,296                                      2,296
    Fidelity Intermediate Bond Fund                                                            365                              365
  Loan interest income                      1,148      216      1,909       90       162       164        558                 4,247
  Interest income                             111                                                       4,532                 4,643
  Dividend income                           4,204                                                                             4,204

Transfer from merged plans                                      1,008      282       974       922        374                 3,560
                                         --------  -------   --------  -------   -------   -------   --------  -------   ----------



    Total additions                         70,118  15,881    128,276    9,108    16,452    12,925     38,525      104      291,389

Benefits paid to participants               10,178     720     17,895      379     1,914     2,376      7,399                40,861
Loans deemed repaid due to termination                                                                           1,578        1,578
Administrative expenses                       129        6        283       31        49        79        269       78          924
                                         --------  -------   --------  -------   -------   -------   --------  -------   ----------


    Total deductions                       10,307      726     18,178      410     1,963     2,455      7,668    1,656       43,363

Asset transfers between funds:
  Loans issued                             (7,691)    (267)   (18,828)    (774)   (2,445)   (3,093)   (10,890)  43,988            0
  Loan repayments                           8,626    2,047     16,030      767     1,324     1,337      4,629  (34,760)           0
  Amounts reallocated among funds         (54,605)  57,501     (1,067)  26,491    (7,192)   (7,614)   (13,514)                    0
                                         --------  -------   --------  -------   -------   -------   --------  -------   ----------


      Net additions                         6,141   74,436    106,233   35,182     6,176    1,100      11,082    7,676      248,026

Net assets available for benefits:

  Beginning of year                       313,469             491,708             45,522    49,617    137,536   57,087    1,094,939
                                         --------  -------   --------  -------   -------   -------   --------  -------   ----------


  End of year                            $319,610  $74,436   $597,941  $35,182   $51,698   $50,717   $148,618  $64,763   $1,342,965
                                         ========  =======   ========  =======   =======   =======   ========  =======   ==========


         The accompanying notes are an integral part of these financial statements.


                                       -6-

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information
For the Year Ended July 31, 1993
(In thousands)

                                                                Equity               Money
                                             Stock    Magellan   Index     Bond      Market    Loan        Total




Contributions:
  Employees                                 $  3,787  $ 56,937  $ 8,579   $ 7,955   $ 19,369  $   226    $   96,853
  Company                                      1,118    18,117    2,399     2,128      5,721                 29,483
  Noncash                                     28,372                                                         28,372

Investment income:
  Net appreciation in fair value
   of investments:
  Hewlett-Packard Company Common Stock           102                                                            102
  Net investment gain from registered
  investment companies:
     Fidelity Magellan Fund                             79,232                                               79,232
     Fidelity U.S. Equity Index Portfolio                         2,690                                       2,690
     Fidelity Intermediate Bond Fund                                        3,947                             3,947
  Loan interest income                         1,287     1,693      152       158        617                  3,907
  Interest income                                 87                                   3,906                  3,993
  Dividend income                              3,681                                                          3,681

Transfer from merged plans                               3,536                        17,966                 21,502
                                            --------  --------  -------   -------   --------  -------    ----------


    Total additions                           38,434   159,515   13,820    14,188     47,579      226       273,762

Benefits paid to participants                 13,337    19,378    1,664     2,563     11,939                 48,881
Loans deemed repaid due to termination                                                          2,117         2,117
Administrative expenses                          147       202       28        49        248      226           900
                                            --------  --------  -------   -------   --------  -------    ----------


    Total deductions                          13,484    19,580    1,692     2,612     12,187    2,343        51,898

Asset transfers between funds:
  Loans issued                                (8,899)  (16,046)  (1,945)   (2,800)   (12,038)  41,728             0
  Loans repayments                             9,011    12,923    1,164     1,264      4,685  (29,047)            0
  Amounts reallocated among funds            (34,022)   17,680    9,374     9,146     (2,178)                     0
                                            --------  --------  -------   -------   --------  -------    ----------


     Net additions/(deductions)               (8,960)  154,492   20,721    19,186     25,861   10,564       221,864

Net assets available for benefits:

  Beginning of year                          322,429   337,216   24,801    30,431    111,675   46,523       873,075
                                            --------  --------  -------   -------   --------  -------    ----------


  End of year                               $313,469  $491,708  $45,522   $49,617   $137,536  $57,087    $1,094,939
                                            ========  ========  =======   =======   ========  =======    ==========


         The accompanying notes are an integral part of these financial statements.

                                       -7-

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Notes to Financial Statements

1.   Plan Description

     Purpose and Plan Benefits
     The purpose of the Hewlett-Packard Company (the Company)
     Tax Saving Capital Accumulation Plan (the Plan) is to provide eligible employees an opportunity for regular savings of tax-deferred dollars for their retirement to supplement benefits provided under the Company's Retirement Program and the Federal Social Security Act. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is designed to qualify as a stock bonus plan under
     Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and to meet the requirements set forth in
     Section 401(k) of the Code. The Plan is also intended to qualify as an individual account plan which permits each participant to exercise control over certain assets of the Plan pursuant to Section 404(c) of the Employee Retirement Income Security Act (ERISA).

     Fidelity Investments provides investment management, recordkeeping and trustee services for the Plan. The Company determines questions of eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations.

     Eligibility
     Employees who are eligible to participate in the Plan include those employees of the Company and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees by the Company one year after their original hire date. Participation in the Plan is at the election of the employee.

     Employee Contributions
     Participating employees may have their salary deferred by the Company through payroll deductions and contributions made directly to their 401(k) account. Employee contributions are deposited into their trust account after the end of each pay period. Prior to August 1, 1993, deposits to individual trust accounts were transferred after the end of each fiscal quarter.

     Company Contributions
     The Company contributes to the employee's account a percentage of the amount which has been deferred and contributed by the employee. The Company contributes an amount equal to the employee's deferral for the first 3% deferred and an amount equal to half of the employee's deferral for the next 2% deferred. The Company matching contribution

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Notes to Financial Statements


     is deposited into the individual employee's 401(k) account after the end of each fiscal quarter. Prior to November 1, 1993, the Company matching contribution to the employee's account was one third of the amount of the employee's deferral and was net of interest earned on the deferrals during the fiscal quarter.


     Vesting
     Participants are one hundred percent vested in the Plan at all times.

     Participant Accounts
     Employees can invest their account balance and/or future contributions in any combination of the seven investment options, and can transfer their invested funds among the investment options and/or change the investment of their future contributions daily as desired. These transfers and changes must be made in whole percent increments. On November 1, 1993, the number of investment options in the Plan increased from five to seven to include the Fidelity Growth & Income Portfolio and the Fidelity Contrafund.

     All contributions made under the Plan are paid to and invested by the trustee in one or more of the available investment options. Six of the seven investment options are mutual funds of Fidelity Investments, managed by the Fidelity Management and Research Company. The seven investment funds are:

     Stock -             A fund comprised primarily of
                         Hewlett-Packard Company
                         Common Stock purchased on the
                         open market or contributed by the
                         Company.  The fund also includes
                         the Fidelity U.S. Government
                         Reserves Portfolio, and prior to
                         August 1, 1993, the Fidelity
                         Institutional Cash Portfolio Money
                         Market.

     Contrafund -        A fund comprised of investments in the Fidelity
                         Contrafund. The investment manager invests in securities of domestic and foreign companies and seeks out undervalued companies undergoing positive changes and turnarounds.

     Magellan -          A fund comprised of investments in the
                         Fidelity Magellan Fund.  The fund
                         manager makes investments primarily in
                         common stock and securities convertible
                         into common stock.

     Growth & Income -   A fund comprised of investments in the
                         Fidelity Growth & Income Portfolio. The investment manager invests in a broad combination of stocks, convertibles, and fixed-income securities, not limited by type or quality, to seek current income and growth of income.

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Notes to Financial Statements

     Equity Index -      A fund comprised of investments in the
                         Fidelity U.S. Equity Index Portfolio. The fund manager makes investments in equity securities and attempts to duplicate the composition and total returns of the Standard & Poor's Daily Stock Price Index of 500 Common Stocks.

     Bond - A fund comprised of investments in Fidelity Intermediate Bond Fund. Investments are made primarily in bonds rated BBB or better with a dollar-weighted average maturity of between three and ten years.

     Money Market -      A fund comprised of investments in
                         Fidelity Retirement Money Market
                         Portfolio. Investments are made in high quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers, including short-term obligations of banks, governments and their agencies and corporations.

     Loans and Distributions
     Participants are permitted to borrow portions of their account balance. The loan amount and term are limited by the Code and ERISA. Funds for the loans are obtained by liquidating the investments in the employee's account. Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions and are paid directly into the employee's account after the end of each semi-monthly payroll period. Loans may be repaid in full at any time following the issuance of the loan.

     The Plan also provides for hardship withdrawals subject to certain restrictions and for in-service withdrawals at age 59-1/2.

     Plan Termination
     Although the Company has no present intention to terminate the Plan, the Plan provides that in the event of Plan termination, participants' interests accrued to the date of termination shall be nonforfeitable. Benefits shall continue to be distributed in accordance with the Plan. The trustee shall continue in its capacity until all assets of the Plan have been distributed to the participants. Benefits are payable in a lump sum. Certain participants from certain companies acquired by the Company may elect to take their benefits as an annuity or in installments.

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Notes to Financial Statements

2.   Summary of Significant Accounting Policies

     The financial statements are prepared on the accrual basis of accounting with investments being carried at current market value, as quoted on the active market. Loans to participants are valued at their outstanding principal amount.

     Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

     All dividends and capital distributions received from the Fidelity Contrafund, the Fidelity Magellan Fund, the Fidelity Growth & Income Portfolio, Fidelity U.S. Equity Index Portfolio, and
     Fidelity Intermediate Bond Fund are reinvested, and are recognized as part of the net investment gains from registered investment companies.

     All direct administrative expenses are borne by the Plan participants as allowed by law.


3.   Contributions

     Employee and Company contributions are made in cash for all Funds except the Stock Fund. Contributions to the Stock Fund may be made in either cash or Hewlett-Packard Company common stock. Stock contributions attributable to employee deferrals totaled $19,088,000 in 1994 and $21,279,000 in 1993.
     Stock contributions attributable to Company contributions totaled $12,338,000 in 1994 and $7,093,000 in 1993.
     Contributions of Hewlett-Packard Company common stock are valued at their fair market value, as quoted on the active market, on the date of contribution.


4.   Investments

     For the years ended July 31, 1994 and 1993, the net appreciation in the fair market value of the Hewlett-Packard Company common stock held during the year was comprised of realized gains of $9,024,000 and $2,737,000, respectively, and unrealized gains of $18,876,000 and unrealized losses of $2,635,000, respectively.


5.   Taxes

     The Company has received a favorable determination letter from the Internal Revenue Service (IRS) as to the initial qualified status of the Plan. Additionally, the Company had received a favorable determination letter as to the amendments adopted relating to the Retirement Equity and Deficit Reduction Acts of 1984 and to the Tax Equity and Fiscal Responsibility Act of 1982. The Company has filed for a determination letter from the IRS with respect to all Plan amendments subsequent to the last determination letter to cover compliance with the Tax Reform Act of 1986 and applicable subsequent legislation.

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Notes to Financial Statements

     The Company's management is of the opinion that the Plan and the trust which forms a part of the Plan have been maintained in accordance with Section 401(a) of the Internal Revenue
     Code, and therefore, it is believed that the Plan continues to be qualified. Accordingly, there has been no provision made for federal or state income tax.

     Deferrals made on behalf of the employees and the Company's matching contributions are not subject to federal income taxes until such time as the employees' funds are withdrawn from the Plan. At withdrawal, the employees' funds may qualify for special tax treatment. Pursuant to the Unemployment Compensation amendments of 1992, all "eligible rollover distributions" which are not paid out in the form of a direct rollover are subject to a mandatory 20% federal income tax withholding. Loans taken by employees against their 401(k) account are not subject to federal income taxes if they are repaid within five years.


6.   Transfer of Plan Assets

     During 1994 and 1993, the Company acquired various companies to compliment its business. Certain of those acquisitions had clauses which included the merging of plan assets from the acquired plans to the Plan. During the plan years ended July 31, 1994 and 1993, plan assets acquired by the Company in the amount of $3,560,000 from the Colorado
     Memory Systems, EEsof Inc. and Avantek, Inc. acquisitions, and in the amount of $21,502,000 from the Avantek, Inc. acquisition, were merged into the Plan, respectively.


Hewlett-Packard Company

Tax Saving Capital Accumulation Plan (Plan 004)                                                                         Form 5500
Employer Identification Number 94-1081436                                                         (Item 27a - Schedule of Assets
Schedule I - Assets Held for Investment                                                             Held for Investment Purposes)
July 31, 1994
(In thousands except number of shares/loans)


                                                                                         Number of       Historical       Current
Issuer                                      Description                                Shares/Loans        Cost            Value



Hewlett-Packard Company                     Common Stock, $1.00 par value              4,024,085          $224,457         $312,370

Fidelity Investments
Fidelity Contrafund                         Equity Mutual Fund, no par value           2,401,703            75,703           71,427

Fidelity Investments
Fidelity Magellan Fund                      Equity Mutual Fund, no par value           8,833,470           601,199          583,716

Fidelity Investment
Fidelity Growth & Income Portfolio          Equity Mutual Fund, no par value           1,523,707            33,925           33,796

Fidelity Investments
Fidelity U.S. Equity Index Portfolio        Equity Mutual Fund, no par value           2,961,754            48,640           50,202

Fidelity Investments
Fidelity Intermediate Bond Fund             Fixed Income Mutual Fund, no par value     4,902,877            51,680           49,421

Fidelity Investments
Fidelity Retirement Money
Market Portfolio                            Money Market Fund, $1.00 par value       145,547,641           145,548          145,548

Fidelity Investments
Fidelity U.S. Government Reserves
Portfolio                                   Money Market Fund, $1.00 par value         2,416,249             2,416            2,416

Participant Loans                           Loans issued for terms of 1 - 4 years, with 6.50%-
                                            7.75% interest during the 1994 Plan year      15,517                             64,763
                                                                                                                         ----------


                                            Total Assets Held for Investment                                             $1,313,659
                                                                                                                         ==========

                                       -13-


Hewlett-Packard Company

Tax Saving Capital Accumulation Plan (Plan 004)
Employer Identification Number 94-1081436                                                                               Form 5500
Schedule II - Transactions Occurring During the Year Ended July 31, 1994                                  (Item 27d - Schedule of
Which Were in Excess of 5% of the Current Value of Plan Assets                                            Reportable Transactions)
as of the Beginning of the Year (August 1, 1993)
Series of Transactions in the Same Security
(In thousands except number of transactions)

                                                              Number                          Proceeds       Cost of         Net
Identity of Party Involved                                      of                              from          Assets      Realized
Description of Asset                                       Transactions      Purchases         Sales         Disposed    Gain/(Loss)



Fidelity U.S. Government Reserves Portfolio
Money Market Fund                                               264          $  76,602        $ 78,194       $ 78,194    $   ---

Fidelity Retirement Money Market Portfolio
Money Market Fund                                               255            142,551         128,784        128,784        ---

Fidelity Intermediate Bond Fund
Fixed Income Mutual Fund                                        255             37,543          31,799         31,752       (483)

Fidelity Magellan Fund
Equity Mutual Fund                                              252            275,906         125,047        119,937      1,912

Fidelity Contrafund
Equity Mutual Fund                                              188             88,961          12,833         13,257       (347)

Hewlett-Packard Company
Common Stock                                                    152             73,360          89,308         58,219      9,024


Note:  Cost of Assets Disposed is stated at historical cost.  Net realized gain/(loss) is calculated as described in Note 2 to the financial statements.  The normal expenses associated with asset purchases and sales are built into the cost records and therefore are not shown separately here.  Additionally, the number of transactions represent record keeping transaction activity, not the gross numbers of purchases and sales.

                                       -14-